Exhibit (a)(1)(H)


                        SCHNEIDER ELECTRIC TENDER OFFER
                      FOR BEI TECHNOLOGIES SHARES EXTENDED

Rueil-Malmaison, France - 8-31-2005--Schneider Electric SA (Euronext: SCHN) today announced that Beacon Purchaser Corporation's offer to purchase all of the outstanding shares of common stock of BEI Technologies, Inc. (Nasdaq: BEIQ) at a price of $35.00 per share is being extended until 5:00 p.m., New York City time, on Wednesday, September 14, 2005. The tender offer had previously been scheduled to expire at midnight, New York City time, on Tuesday, August 30, 2005. Beacon Purchaser Corporation is an indirect wholly owned subsidiary of Schneider Electric.

Schneider Electric has been advised by American Stock Transfer & Trust Company, the depositary for the tender offer, that as of midnight, New York City time, on Tuesday, August 30, 2005, stockholders of BEI had tendered into the tender offer 11,529,820 shares of BEI common stock, which represent approximately 77% of BEI's outstanding common stock. AST has also advised Schneider Electric that notices of guaranteed delivery have been received in respect of approximately
2.3 million additional shares. In addition, 277,791 shares of restricted stock have also been deposited with the Depositary. These restricted shares are not included in the foregoing totals, as they may not be validly tendered in the tender offer and may only be purchased in a subsequent offering period or acquired through the merger.

Under the terms of the Agreement and Plan of Merger, dated as of July 21, 2005, by and among Schneider Electric, Beacon Purchaser Corporation and BEI, the tender offer is subject to automatic extension for one or more periods of ten business days per extension (or such other number of business days as may be jointly determined by Beacon Purchaser Corporation and BEI) if any conditions to the tender offer have not been satisfied or waived. The tender offer is being extended because certain regulatory approval conditions have not yet been satisfied.

The terms of the extended tender offer are identical to the terms of the original tender offer as set forth in the offering materials filed with the Securities and Exchange Commission, except with respect to the extended expiration date of the tender offer. The terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Schneider Electric and Beacon Purchaser with the SEC.

Requests for documents may be directed to Mackenzie Partners, Inc., the information agent for the tender offer, at 800-322-2885. American Stock Transfer & Trust Company is acting as depositary for the tender offer. The dealer manager for the tender offer is Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

Notice To Investors
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer statement filed with the SEC on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other offer documents), the Solicitation/Recommendation Statement filed with the SEC on Schedule 14D-9 and the amendments to those documents contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are available to BEI Technologies, Inc. stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC's Website at http://www.sec.gov or by contacting Mackenzie Partners, the information agent, at 800-322-2885.

About Schneider Electric
Schneider Electric is the world's Power & Control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of (euro)10.4 billion in 2004 through the 13,000 sales outlets of its distributors.

Schneider Electric: Give the best of the New Electric World to everyone, everywhere, at any time

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                           Investor Relations :               Media contact :                Media contact :
                           Schneider Electric                 Schneider Electric             DGM
                           Alexandre Brunet                   Veronique Moine                Michel Calzaroni
Merlin Gerin                                                                                 Olivier Labesse
Square D                   tel. +33 (0)1 41 29 70 71          tel. +33 (0)1 41 29 70 76      tel. +33 (0)1 40 70 11 89
Telemecanique              fax +33 (0)1 41 29 71 42           fax +33 (0)1 41 29 71 95tel.  +fax(+33 (0)1940070690 46
                           www.schneider-electric.com         tel. +33 (0)1 41 29 70 76
                           --------------------------
                           ISIN: FR0000121972

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